1-Hr Before Email Reminder

Subject Line: 1 Hour to Go: Tonight, We Step into What's Next
Preview Text: Ready to build a new model of healing, together?

Tonight's the night, [First name].

Real talk, real people, and a shared vision too powerful to ignore.

💫 **Bringing the Dream to Life**
📆 **Tuesday, July 15th at 6pm ET**
👉 **Click here to join the call.**

We're building a new model of healing: *by the people, for the people.*

No gatekeepers. No silos. Just bold vision, aligned action, and the deep inner knowing that we can (and must) do this differently, together.

If you believe...

- We heal in community, not isolation
- "Holistic" should be the standard, not the exception
- And technology should amplify human wisdom, not replace it

Then this call is for you.

Here's the link to join us live. Show up, take it all in, and join us as a co-creator, a voice, and a force for change in what's unfolding.

It's already in motion.
Come see where it's headed.

Love,
Carrie

Reminder #2:

SL: I Made You a Video – From the Heart
PT: An invitation into something much bigger than me.

Hi [First Name],

I just recorded a quick video for you, and I hope you'll take a moment to watch.



[Vid preview image here, linked to recording]

After you watch, if you haven't already, be sure to RSVP here to join us live (or get the replay).

Because tomorrow night, we're gathering for something big.

Not a marketing event.
Not a polished PR moment.

A real, grassroots call to the ones who are ready to build something new, together.

We're talking *disrupting healthcare.*
Redistributing knowledge.
And returning healing to the hands of the people, where it's always belonged.

TOMORROW NIGHT: Bringing the Dream to Life
Tuesday, July 15th at 6pm ET
CTA Button: RSVP Here

This moment matters. And it would mean the world to me to have you in the room.

With heart,
Carrie Allen
Founder, The Human Array

—

Vid Script

Hey there,

Tomorrow night, I'm pulling back the curtain on what we've *really* been building at The Human Array.

You've heard us talk about making it easier for people to find the right holistic support, helping heart-led practitioners grow thriving, sustainable practices, launching the Wellbeing Concierge, and amplifying holistic health as the foundation for the future...

But after the past year of **learning, listening, and living into** this work, it's clear: we're building something ***even bigger*** than we imagined.

Essentially, we're building the Uber for holistic health.

And just like Uber needs both drivers *AND* riders to make the magic happen, we need **both** practitioners **and** seekers to bring this new paradigm to life. –

So whether you're a practitioner yourself, someone on your own wellness journey, or just curious to see what the heck we've been up to... I want you there tomorrow night.

Because this isn't just *our* platform… (Maybe do some hand motioning here.) It's *ALL* (more hand motioning) of ours. Built **in** community, through collaboration, **by** the people, **for** the people.

Tomorrow, 6pm ET - the link is in your email. Come, see what's been shifting. Hear our big vision. Feel into it. And learn how you can be part of shaping what's next.

See you there.

Live Call Invite #2

Subject Line: 🚨 Next Week's Call Is Pivotal. Don't Miss It.
Preview Text: The inner circle is gathering – are you in?

Time to lean in, [First Name].

This moment needs you. This moment needs all of us.

You're not here by accident. You're here because you know there's a deeper, truer way to care for ourselves and each other. Because in your heart of hearts, you already see the new world, and you know it's ours to co-create.

Which is why we need you in the room on Tuesday. The energy will be electric – and **you're gonna want to be part of it**.

Not just to listen.

To *feel it*.
To *see the full vision*.
To *help us hold what's coming next*.

🌕 LIVE CALL: Bringing the Dream to Life

An invitation to align, connect, and co-create what comes next.

📅 Tuesday, July 15th at 6pm ET
📲 [RSVP for the link + recording](#)

This isn't just a community update.
It's a call to align, activate, and move.

We're laying out the next chapter of The Human Array:

🔥 The system shakeup: how we're disrupting healthcare + education
🌿 The new model: putting power + knowledge back into the hands of the people
🪄 The invitation: your role in it – as co-creator, collaborator, and seeker

You're not a bystander in this movement.
You're part of the blueprint.

This moment is asking for *your voice, your energy, your leadership* – not someday, but *right now.*

Let's remember who we are and what we came here to do.

The future of holistic health isn't waiting. We're building it now – together.

<mark>Reply 'RSVP' and we'll send you a direct calendar invite.</mark>

With fire, devotion, and total belief in us,
Carrie + The Human Array Team

P.S. Can't join live? RSVP anyway. Whether you stay 5 minutes or need to catch the replay, if this vision speaks to you, we want you in the loop.

Live Community Call Invite

Subject Line: A personal invitation to join the leaders rewriting the future of healing.
Preview Text: You Belong in This Room. 🌀

[First Name], it's time. Time to call it like it is.

We're not reforming healthcare.
We're disrupting it – completely.

The Human Array is how we remember:

- Nature is the original medicine.
- Healing is a collective act.
- Everyone deserves access to the knowledge that makes life whole.

We're building a new system – one where holistic isn't fringe, it's *foundational*. Where education, healthcare, and community are no longer siloed but braided together. Where we remember that the earth, the body, and the ether all speak – and we learn to listen again.

This isn't idealism. It's a blueprint.
And it's already happening.

🌕 **LIVE CALL: Bringing the Dream to Life**
 An invitation to align, connect, and co-create what comes next.

📅 **Tuesday, July 15th at 6pm ET**
📲 **RSVP for the link + recording** [add link]

We'll be sharing:
🔥 How we're disrupting the current system – starting with healthcare + education
🌿 Why this movement puts power and knowledge *back in the hands of the people*
💫 How to get involved – as an investor, collaborator, or community catalyst

---

We believe in humans – not just as individuals, but as a collective force of healing, creation, and possibility.

At The Human Array, our mission is to amplify human potential through the power of community.

That means redistributing knowledge.

Reclaiming what was once gatekept.
And making sure every person has what they need to live a vibrant, healthy, meaningful life.

Because when more of us are living in alignment – rooted, resourced, and connected – we don't just heal ourselves.

We change the world.

Let's build the future of wellness together.

Reply 'RSVP' and we'll send you a direct calendar link.

With heart, humility, and unshakable belief in what's possible,
Carrie + The Human Array Team

P.S. Skipped to the bottom? Our next chapter is here – and it's big. We're not just fixing a broken system; we're rewriting the whole story. On July 15th, join us for a live community call where we'll share what's unfolding for The Human Array. We need you there – your voice, energy, and wisdom – to help us hold the vision, build the momentum, and ignite what's next. **Say you'll come → [add link to RSVP]**

Personal 1:1 Reachout from Carrie (Template)

Subject: This is close to my heart – and I'd love your support

Hi [First Name],

[Opening copy, customize to recipient]

I'm reaching out personally because The Human Array just opened our Community Round on Wefunder, and I would be *so incredibly honored* to have you as one of our very first supporters.

This has been a labor of love from the beginning – born from my own burnout and healing journey. From seeing how hard it still is for people to find the right support when they need it most. And how difficult it is for incredible, heart-led practitioners to keep their businesses alive doing the work they're here to do.

The Human Array is the platform I wish I'd had back then.

- A trusted hub where people can *finally* find personalized, aligned support
- A home for practitioners to grow thriving businesses without the burnout
- A tech-enhanced community where healing is collaborative, not isolating

In the last year alone, I'm so proud to share that we've seen 235% member growth, 42% practitioner growth, and 36% revenue growth. And now, we're ready to grow even more.

Which is why we launched our Community Round – so our friends, family, and early believers (like you) could be part of this from the ground up. Specifically, this round of funding will allow us to:

- Secure our Technology Lead (AI Specialist)
- To build out our AI Wellbeing Concierge™ interface
- And secure a Marketing Specialist
- To enhance and scale our marketing and acquisition efforts

You can now **reserve your spot as an investor for as little as $100** and help us build a future where true, personalized, community-supported wellbeing is actually *within reach* for more people.

Here's the link to learn more and make a reservation if it feels aligned:
👉 wefunder.com/thehumanarray

Thank you for being someone I trust, admire, and value in my life. [Add custom text about your relationship/history/appreciation for the recipient.]

Your support would mean everything to me, whether you're reserving a spot, sharing this opportunity with others, or just cheering us on.

With gratitude and belief in what's possible,
Carrie 💛

Disclaimer:
The Human Array is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: You're invited: Become an owner in The Human Array
Preview Text: Practitioners like you are the heart of this movement – let's grow it together

Hi [First Name],

Big news – we're taking the next leap in bringing **The Human Array** to the world, and as a Catalyst, **you are at the heart of it all**.

We just launched our **Community Round on Wefunder**, which means we're officially opening the doors for our inner circle – our family, friends, and especially our practitioners – to **become owners** in The Human Array and help shape what we're building.

This is your opportunity to invest in the platform you're helping bring to life.

Together, we're creating the **most trusted hub for holistic health and wellness** – a place where seekers find real support, and where **practitioners like you** can grow thriving, sustainable businesses without burning out.

In the past year alone, we've:

- Launched our alpha **Wellbeing Concierge™** (AI-powered practitioner matching)
- Developed our proprietary **Mountain Methodology™**
- Built a pay-as-you-go **wellbeing marketplace**
- Refined our practitioner onboarding process for scale
- Celebrated **235% member growth**, **42% practitioner growth**, and **36% revenue growth**

This next round of funding will help us:

- Secure our Technology Lead (AI Specialist)
- Build out our AI Wellbeing Concierge™ interface
- Hire a Marketing Specialist to scale our reach

We're inviting **you** to join us during this **exclusive early access soft round** while we "test the waters" to gauge investor interest before we go public. *(Per SEC regulations, no money or other consideration is being solicited or accepted at this stage.)*

We're officially live and accepting reservations on Wefunder now!

[Explore our full campaign profile (including special VIP perks!) and reserve your spot for as little as $100 today.](#)

We're building this *with you and for you*. This round is about giving the people who *get it* (like you, our Catalysts) the opportunity to be part of something big from the very beginning.

We also know this might be new territory, so we're planning to host a **LIVE Q&A session** to walk you through the how, the why, and the big vision of what we're building here.

CTA Button: "[Help Us Pick the Date](#)" (Link or Event/RSVP page)

Your early support means everything. Every reservation, every share, every ripple of belief helps us bring The Human Array to more people who need it.

Because this isn't just about health. **It's about changing the way we live, connect, and heal.** We're building the future of wellbeing, together.

Carrie + The Human Array Team

Disclaimer:
The Human Array is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Live Call Recording + How-to-Support Links

Subject Line: Last Night Was Powerful. Watch What's Unfolding.
Preview Text: Recording + 5 ways to help build the future of wellness.

Just WOW, [First Name].

Last night's *Bringing the Dream to Life* call was everything we hoped for and more.

The energy.
The alignment.
The community rising around a shared vision for something more real, human, and whole.

If you were there, **thank you for helping co-create such a powerful moment**. And if you couldn't make it or want to rewatch to feel the full depth of what we're creating, the recording is ready for you now.

You'll notice it jumps in a few minutes after we started – a tiny recording glitch, but nothing major missed!



As promised, we're also sharing a few ways you can help us bring the dream to life:

- **Become a Catalyst**
  Join as a practitioner! Check out our [Spotlight](#) and [Impact](#) memberships, or [book a call with me](#) to find the right fit for you.

- **Help Us Build the Village**
  Who do *you* want to see here? [Nominate your favorite practitioners](#), and invite your holistically-minded friends to join The Human Array community.

- **Spread the Word**
  Be the ripple. Follow us on [Instagram](#), tune in to our [podcast](#), and share our mission and

offerings with like-hearted others.

- **Back the Movement Financially**
  Support our Wefunder community round – because revolutions need fuel, and this one's for *all* of us. Click here to learn more.

- **Share Your Ideas + Stay Connected**
  Drop us a note at hello@thehumanarray.com with your brilliant ideas and feedback. (More ways to share to come in the following weeks.) Join future calls and stay in the loop as it all unfolds.

And watch your email: we'll have lots more coming (including copy, graphics, and links) to help you share with others when we go live with our public round on Wefunder.

This is how the future gets built.
Not by waiting.
But by rising, together.

We're just getting started.
And there's still time to step in.

With fire, trust, and clear vision,
Carrie + The Human Array Team

—

Disclaimer:
The Human Array is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.